SMG INDIUM RESOURCES LTD.

AMENDED AND RESTATED COMPENSATION COMMITTEE CHARTER

The Compensation Committee (the “Committee”) of the Board of Directors (“the Board”) of SMG Indium Resources, Ltd. (the” Company”) with purpose, composition, duties and responsibilities, as follows:

Purpose. The Committee shall (i) review and approve periodically compensation policy and establish and modify compensation and incentive plans and programs, (ii) review and approve compensation and awards under compensation and incentive plans and programs for elected officers of the Corporation, and (iii) be the administering committee for equity compensation plans as designated by the Board.

Membership. The members of the Committee shall be appointed by the Board of Directors. The Committee will be composed of not less than two (2) Board members. Each member shall be “independent” in accordance with applicable law, including the rules and regulations of the Securities and Exchange Commission. Committee members are prohibited from interlocking or insider participation with any member of the board or compensation committee of another company. At least two Committee members will qualify as “outside directors” under Section 162(m) of the Internal Revenue Code. The Chairman of the Committee shall be designated by the Board. The Chairman of the Board, any member of the Committee or the Secretary of the Company may call meetings of the Committee.

Members of the Committee shall serve until their successors are duly elected and qualified or their earlier resignation or removal. The Board may replace any member of the Committee.

Authority and Resources. The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a Committee meeting. The Committee has the right at any time to obtain advice, reports or opinions from internal and external counsel and expert advisors and has the authority to hire and terminate independent legal, financial and other advisors as it may deem necessary, at the Company’s expense, without consulting with, or obtaining approval from, any officer of the Company in advance.

Meetings. The Committee shall meet as often as it deems appropriate, but not less than once a year, to perform its duties and responsibilities under this charter. The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board.

Duties and Responsibilities. The duties and responsibilities of the Committee shall include the following:

•	Review periodically and approve all compensation, incentive, and benefits programs.

•	Conduct and review with the Board of Directors an annual evaluation of the performance of the Chief Executive Officer (“CEO”) and review with the CEO and report to the Board annually on the performance of other executive officers.

•	Review and approve periodically the salaries, bonuses and perquisites of elected officers of the Corporation and its subsidiaries, including the Chief Executive Officer.

•	Act as administering committee of the Company’s various bonus plans, stock plans and equity arrangements that may be adopted by the Company from time to time, with such authority and powers as are set forth in the respective plans’ instruments, including but not limited to establishing performance metrics, determining bonus payouts and the granting of equity awards to employees and executive officers. Evaluate whether the Company’s incentive compensation plans encourage undue risk-taking by the Company’s CEO, President or any other officers.

•	Review for approval or disapproval special hiring or termination packages for officers and director-level employees of the Company and its subsidiaries that go beyond the Board’s adopted criteria for management authority, if it is determined by the members of the Committee that approval by the full Board is not necessary.

•	To the extent it deems necessary, recommend to the Board of Directors the establishment or modification of employee stock-based plans for the Corporation and its subsidiaries.

•	To the extent it deems necessary, review and advise the Board of Directors regarding other compensation plans.

•	Review and comment on management’s Compensation Discussion & Analysis and prepare an annual Compensation Committee Report for inclusion in the Corporation’s proxy statement, if applicable

•	Review the Committee charter, structure, process and membership requirements at least once a year.

•	Assume all responsibilities held heretofore by the Option Committee of the Corporation.

•	Report to the Board of Directors concerning the Committee’s activities at least once a year.

•	The Committee can delegate any of its responsibilities to the extent allowed under applicable law.

Exceptions. Notwithstanding any implication to the contrary above:

•	In making its determination regarding compensation and plans which it is responsible for administering, the Committee shall take into account compensation received from all sources, including plans or arrangements which it is not responsible to administer.

•	The Committee should take into consideration the tax-deductibility requirements of Section 162(m) of the Internal Revenue Code when reviewing and approving compensation for executive officers and, if deemed advisable, have such compensation approved by no less than two outside Committee members. If the Committee does not have two outside directors as defined in Section 162(m) of the Internal Revenue Code, such compensation should be approved by a majority of the outside Board members.

•	The Committee shall not be empowered to approve matters which applicable law, the Company’s charter, or the Company’s bylaws require be approved by a vote of the entire Board.